

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Eric Stober
Chief Financial Officer
Astrotech Corporation
2028 E. Ben White Blvd., Suite 240-9530
Austin, Texas 78741

> **Re: Astrotech Corporation**
> **Registration Statement on Form S-3**
> **Filed March 3, 2021**
> **File No. 333-253835**

Dear Mr. Stober:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Metoyer at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John R. Hempill, Esq.